

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2024

Jason K. Garland
Chief Financial Officer
Repligen Corp
41 Seyon Street
Bldg. 1, Suite 100
Waltham , MA 02453

> **Re: Repligen Corp**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 22, 2024**
> **File No. 000-14656**

Dear Jason K. Garland:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences